OPTIMIZERX CORPORATION
407 SIXTH STREET
ROCHESTER, MI 48307

February 12, 2009

VIA FACSIMILE (202-772-9210) AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  David Orlic, Special Counsel

Re:         OptimizeRx Corporation
Registration Statement on Form S-1
File No. 333-155280

Ladies and Gentlemen:

We hereby withdraw our acceleration letter dated February 11, 2009 and hereby replace such letter with this request. Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), OptimizeRX Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 11:00 a.m., Eastern Time, Thursday, February 12, 2009 or as soon thereafter as possible

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OptimizeRX Corporation

By:	/s/ David A Harrell
Name:	David A Harrell
Title:	Chief Executive Officer